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                      October 17, 2023

       Leo Li
       Chief Financial Officer
       Burning Rock Biotech Limited
       No. 5, Xingdao Ring Road North
       International Bio Island, Guangzhou, 510005
       People   s Republic of China

                                                        Re: Burning Rock
Biotech Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-39316

       Dear Leo Li:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Disclosure Review Program